Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS FOURTH QUARTER RESULTS FOR 2011, PROVIDES OUTLOOK FOR 2012 AND INCREASES QUARTERLY DIVIDEND BY 12.0%

- Dividend increase of 12.0% to $0.56 per share annually
- 2011 revenues grew 28.7% and adjusted EBITDA(A) grew 28.6%
- Free cash flow(B) increased 35.1% to $262.5 million for 2011

Toronto, Ontario – February 28, 2012 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the fourth quarter and year ended December 31, 2011.

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“In 2011, revenue grew 28.7%, adjusted EBITDA(A) was up 28.6%, we generated $262.5 million of free cash flow(B) and returned more than $140 million to our shareholders,” said Joseph Quarin, Vice Chairman and Chief Executive Officer, Progressive Waste Solutions Ltd.  “We are pleased to have been able to increase our quarterly dividend by 12.0% and, looking ahead, we have a great opportunity to continue building on our broad customer base, integrated network of assets and strong community relationships.”

Mr. Quarin continued, “We will continue our accretive growth in 2012 by focusing on the fundamentals.  We will execute disciplined market-by-market organic growth strategies, increasing price and pursuing volume as appropriate and continuing our focus on improving productivity.  Our acquisition program remains active, as the solid waste services industry is still consolidating, and we will continue to be disciplined buyers of both strategic “tuck-ins” and platforms that can deliver returns in excess of our targets.  We have also identified many opportunities to invest in internal infrastructure, which we see as low risk investments that deliver attractive future organic growth.  At the same time, we will continue to pay dividends and repurchase shares as a way to return cash to shareholders.  Our outlook heading into 2012 is cautious but we remain confident that we have the right strategies to continue to create shareholder value.”

Reported revenues increased $27.3 million or 6.4% to $457.2 million in the fourth quarter of 2011 up from $429.9 million in the same period a year ago.  Expressed on a gross basis, and assuming Canadian and U.S. dollar parity, revenues increased 8.1% quarter over quarter.  Organically, price increased 1.9% while volumes were up 0.6%.  Acquisitions contributed 5.6%.

Adjusted EBITDA(A) was $133.9 million or 8.3% higher in the fourth quarter of 2011 versus $123.6 million in the same quarter a year ago.  Excluding the impact of foreign currency (“FX”) and the decline in recycled fiber pricing, adjusted EBITDA(A) would have been $138.8 million in the current quarter.  Adjusted operating income(A) was $76.0 million, or 24.0%, higher in the quarter compared to $61.3 million in the same period last year.  Adjusted net income(A) was $38.0 million, or $0.32 per weighted average diluted share (“diluted share”), compared to $27.2 million, or $0.22 per diluted share in the same quarter last year.

Free cash flow(B) in the quarter totalled $59.3 million and is 40.0% higher than the $42.4 million posted in the comparative period a year ago.  This represents a free cash flow(B) margin of 13.0% in the quarter versus 9.9% comparatively.

Share repurchases in the quarter totalled $40.3 million and dividends paid to shareholders totalled $14.6 million.  Together, this represents a combined $54.9 million return to shareholders in the fourth quarter of 2011 compared to $15.0 million last year.

For the year ended December 31, 2011, reported revenues were $1,840.1 million, compared to $1,429.8 million a year ago.  Adjusted EBITDA(A) for the year was $534.5 million compared to $415.8 million in 2010.  As noted above, excluding the fourth quarter impact of FX, $1.5 million, and decline in recycled fiber pricing, $3.4 million, adjusted EBITDA(A) would have been $539.4 million.  Adjusted operating income(A) was $280.9 million compared with $208.6 million last year.  Adjusted net income(A) was $135.0 million, or $1.12 per diluted share, compared with $102.4 million or $0.95 per diluted share last year.

Progressive Waste Solutions Ltd. – December 31, 2011

Free cash flow(B) for the year totalled $262.5 and is 35.1% higher than the $194.3 million posted in the comparative period a year ago, resulting in a free cash flow(B) margin of 14.3% compared to 13.6% last year.

For the year, share repurchases and dividends were $79.3 and $61.1 million, respectively, representing a combined return to shareholders of $140.4 million for the year ended December 31, 2011, compared to $48.8 million last year.

2012 Outlook
The Company is providing its outlook assuming no change in the current economic environment and excluding the impact of any acquisitions we may complete in 2012.  Our outlook has been prepared assuming parity between the Canadian and U.S. dollar.

The outlook provided below is forward-looking.  Our actual results may differ materially and are subject to risks and uncertainties.

•	Revenue is estimated to be $1.88 to $1.91 billion, representing an increase of 2.2% to 3.8%
•	Adjusted EBITDA(A) is estimated to be $535 to $550 million
•	Amortization expense, as a percentage of revenue, is estimated to be approximately 14.2%
•	Capital and landfill expenditures are estimated to be $200 to $205 million, plus an additional $40 to $50 million of internal infrastructure investment
•	The effective tax rate is estimated to be approximately 38% of income before income tax expense and net loss from equity accounted investee
•	Cash taxes are estimated to be $51 to $53 million
•	Adjusted net income(A) per diluted share is estimated to be $1.13 to $1.17
•	Free cash flow(B) is estimated to be $220 to $240 million, excluding additional internal infrastructure investment
•	Expected annual cash dividend of $0.56 Canadian (“C”) per share, payable on a quarterly basis

Commodity pricing
Our revenues and earnings are impacted by changes in commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Based on current volumes, a ten dollar change in the price of OCC and paper fibers results in an approximately $7,000 change to revenues and an approximately $0.035 to $0.04 change to net income per diluted share on an annual basis.

Foreign currency
We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  We have provided our guidance assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens by 10 basis points our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by 10 basis points, our reported results will improve by similar amounts.

Other highlights for the year ended December 31, 2011
•
We repurchased and cancelled approximately 3.6 million common shares at a total cost of $79.3 million.  Approximately 2.6 million common shares were purchased and cancelled under our normal course issuer bid and 1.0 million common shares were repurchased from the underwriters in a secondary offering

•
Successful pricing amendments to our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) and to our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”)

Acquisition of WSI
On July 2, 2010, we completed our acquisition of Waste Services, Inc. (“WSI”).  WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition.  We have, however, presented gross revenues by service type, price, volume and acquisition on a comparable basis as if WSI’s operating results were combined with ours in the previously comparable year.

Progressive Waste Solutions Ltd. – December 31, 2011

Goodwill impairment
Since our annual test for impairment conducted on April 30, 2011, our U.S. northeast operations have been subjected to an economic environment that has continued to weaken and where competition remains strong.  Accordingly, these deteriorating economic conditions and resilient levels of competition represent a change in business climate that we weren’t anticipating.  We re-performed our goodwill impairment test as of September 30, 2011 and reached the conclusion that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value.  We also concluded that in light of the weak economic outlook that it was more likely than not that impairment existed.  We completed the second portion of the impairment test in the fourth quarter of 2011 and the resulting impairment loss amounted to approximately $360,600.

Selling, general and administration expenses
Selling, general and administration expenses include a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement.

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.14 Canadian per share to shareholders of record on March 31, 2012.  The dividend will be paid on April 16, 2012.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – December 31, 2011

Financial Highlights
(in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)
	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
	(unaudited)	(unaudited)
Operating results
Revenues	$457,212	$429,879	$1,840,096	$1,429,765
Operating expenses	273,283	255,261	1,094,067	839,973
Selling, general and administration ("SG&A")	58,178	56,186	218,600	192,865
Restructuring expenses	411	1,388	1,609	5,180
Goodwill impairment	360,557	-	360,557	-
Amortization	58,372	62,263	257,066	207,666
Net gain on sale of capital assets	(541)	(33)	(3,412)	(414)
Operating (loss) income	(293,048)	54,814	(88,391)	184,495
Interest on long-term debt	13,723	14,822	62,086	48,786
Net foreign exchange loss (gain)	10	33	(73)	47
Net gain on financial instruments	(1,101)	(2,245)	(4,984)	(5,493)
Other expenses	45	2,566	872	3,210
(Loss) income before income tax (recovery) expense and net loss
from equity accounted investee	(305,725)	39,638	(146,292)	137,945

Net income tax (recovery) expense	(9,575)	17,953	49,748	55,658
Net loss from equity accounted investee	38	2	96	118
Net (loss) income	$(296,188)	$21,683	$(196,136)	$82,169

Net (loss) income per weighted average share, basic	$(2.48)	$0.18	$(1.63)	$0.77
Net (loss) income per weighted average share, diluted	$(2.48)	$0.18	$(1.63)	$0.76
Weighted average number of shares outstanding
(thousands), basic	119,554	110,752	120,683	96,451
Weighted average number of shares outstanding
(thousands), diluted	119,554	121,681	120,683	107,479

Adjusted EBITDA(A)(*)	$133,861	$123,566	$534,536	$415,803
Adjusted operating income(A)(*)	$76,030	$61,336	$280,882	$208,551
Adjusted net income(A)(*)	$37,995	$27,245	$135,003	$102,435
Adjusted net income
per weighted average share, basic(A)(*)	$0.32	$0.23	$1.12	$0.96
Adjusted net income
per weighted average share, diluted(A)(*)	$0.32	$0.22	$1.12	$0.95

Replacement and growth expenditures (**)
Replacement expenditures	$38,741	$43,419	$126,808	$100,578
Growth expenditures	15,580	14,611	44,205	42,063
Total replacement and growth expenditures	$54,321	$58,030	$171,013	$142,641

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$115,217	$120,667	$395,706	$293,861
Free cash flow(B)	$59,281	$42,353	$262,464	$194,301
Free cash flow (B)
per weighted average share, diluted	$0.50	$0.35	$2.17	$1.81

Dividends
Dividends declared (common shares)	$14,418	$14,954	$60,646	$48,179
Dividends declared (participating preferred shares ("PPSs"))	-	-	-	4,006
Total dividends declared	$14,418	$14,954	$60,646	$52,185

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.
(**)Please refer to the capital and landfill purchases section for further details.

Progressive Waste Solutions Ltd. – December 31, 2011

Management’s Discussion
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights – expressed on a reportable basis, which excludes WSI’s results for the period from January 1, 2010 to June 30, 2010.  Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency section of this report.

			Three months ended December 31
	2010	2011	Change	2011	Change
	(as reported)	(holding FX constant with the comparative period)	(2011 holding FX constant with the comparative period less 2010 as reported)	(as reported)	(2011 as reported less 2010 as reported)

Revenues	$429,879	$459,142	$29,263	$457,212	$27,333
Canada	$181,584	$187,520	$5,936	$185,590	$4,006
U.S. south	$158,760	$185,426	$26,666	$185,426	$26,666
U.S. northeast	$89,535	$86,196	$(3,339)	$86,196	$(3,339)

Operating expenses	$255,261	$274,348	$19,087	$273,283	$18,022
Canada	$102,677	$102,721	$44	$101,656	$(1,021)
U.S. south	$96,609	$112,929	$16,320	$112,929	$16,320
U.S. northeast	$55,975	$58,698	$2,723	$58,698	$2,723

SG&A (as reported)	$56,186	$58,151	$1,965	$58,178	$1,992
Canada	$16,509	$15,335	$(1,174)	$15,350	$(1,159)
U.S. south	$17,433	$18,624	$1,191	$18,624	$1,191
U.S. northeast	$7,499	$7,272	$(227)	$7,272	$(227)
Corporate	$14,745	$16,920	$2,175	$16,932	$2,187

EBITDA(A) (as reported)	$118,432	$126,643	$8,211	$125,751	$7,319
Canada	$62,398	$69,464	$7,066	$68,584	$6,186
U.S. south	$44,718	$53,873	$9,155	$53,873	$9,155
U.S. northeast	$26,061	$20,226	$(5,835)	$20,226	$(5,835)
Corporate	$(14,745)	$(16,920)	$(2,175)	$(16,932)	$(2,187)

Adjusted SG&A	$51,052	$50,349	$(703)	$50,068	$(984)
Canada	$16,509	$15,335	$(1,174)	$15,350	$(1,159)
U.S. south	$17,433	$18,624	$1,191	$18,624	$1,191
U.S. northeast	$7,499	$7,272	$(227)	$7,272	$(227)
Corporate	$9,611	$9,118	$(493)	$8,822	$(789)

Adjusted EBITDA(A)	$123,566	$134,445	$10,879	$133,861	$10,295
Canada	$62,398	$69,464	$7,066	$68,584	$6,186
U.S. south	$44,718	$53,873	$9,155	$53,873	$9,155
U.S. northeast	$26,061	$20,226	$(5,835)	$20,226	$(5,835)
Corporate	$(9,611)	$(9,118)	$493	$(8,822)	$789

Progressive Waste Solutions Ltd. – December 31, 2011

			Year ended December 31
	2010	2011	Change	2011	Change
	(as reported)	(holding FX constant with the comparative period)	(2011 holding FX constant with the comparative period less 2010 as reported)	(as reported)	(2011 as reported less 2010 as reported)

Revenues	$1,429,765	$1,810,050	$380,285	$1,840,096	$410,331
Canada	$584,141	$727,548	$143,407	$757,594	$173,453
U.S. south	$502,308	$723,315	$221,007	$723,315	$221,007
U.S. northeast	$343,316	$359,187	$15,871	$359,187	$15,871

Operating expenses	$839,973	$1,077,588	$237,615	$1,094,067	$254,094
Canada	$317,210	$399,018	$81,808	$415,497	$98,287
U.S. south	$306,903	$439,700	$132,797	$439,700	$132,797
U.S. northeast	$215,860	$238,870	$23,010	$238,870	$23,010

SG&A (as reported)	$192,865	$215,004	$22,139	$218,600	$25,735
Canada	$49,957	$59,242	$9,285	$61,689	$11,732
U.S. south	$53,140	$72,186	$19,046	$72,186	$19,046
U.S. northeast	$30,012	$30,775	$763	$30,775	$763
Corporate	$59,756	$52,801	$(6,955)	$53,950	$(5,806)

EBITDA(A) (as reported)	$396,927	$517,458	$120,531	$527,429	$130,502
Canada	$216,974	$269,288	$52,314	$280,408	$63,434
U.S. south	$142,265	$211,429	$69,164	$211,429	$69,164
U.S. northeast	$97,444	$89,542	$(7,902)	$89,542	$(7,902)
Corporate	$(59,756)	$(52,801)	$6,955	$(53,950)	$5,806

Adjusted SG&A	$173,989	$208,039	$34,050	$211,493	$37,504
Canada	$49,957	$59,242	$9,285	$61,689	$11,732
U.S. south	$53,140	$72,186	$19,046	$72,186	$19,046
U.S. northeast	$30,012	$30,775	$763	$30,775	$763
Corporate	$40,880	$45,836	$4,956	$46,843	$5,963

Adjusted EBITDA(A)	$415,803	$524,423	$108,620	$534,536	$118,733
Canada	$216,974	$269,288	$52,314	$280,408	$63,434
U.S. south	$142,265	$211,429	$69,164	$211,429	$69,164
U.S. northeast	$97,444	$89,542	$(7,902)	$89,542	$(7,902)
Corporate	$(40,880)	$(45,836)	$(4,956)	$(46,843)	$(5,963)

Progressive Waste Solutions Ltd. – December 31, 2011

Revenues
Gross revenue by service type
(prepared on a comparable basis)
The following tables present gross revenues by service offering prepared on a comparable basis.  Accordingly, gross revenues derived from assets that were divested of in accordance with the Canadian Competition Bureau consent agreement have been excluded from the comparative results.  In addition, WSI’s results for the period January 1, 2010 through June 30, 2010 have been included in gross revenues presented for the year ended December 31, 2010.  Gross revenues include intercompany revenues and therefore differ from revenues presented on a reportable basis.

	Three months ended December 31, 2011				Three months ended December 31, 2010
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$(*)	Canada - percentage of gross revenue	U.S.(*)	U.S. - percentage of gross revenue

Commercial	$73,967	34.1	$85,111	27.5	$70,703	34.1	$76,090	27.3
Industrial	34,641	16.0	45,606	14.8	35,222	17.0	39,168	14.0
Residential	34,615	16.0	66,745	21.6	34,548	16.7	60,322	21.6
Transfer and disposal	59,703	27.6	90,891	29.4	53,305	25.7	86,137	30.9
Recycling and other	13,649	6.3	20,726	6.7	13,394	6.5	17,270	6.2
Gross revenues	$216,575	100.0	$309,079	100.0	$207,172	100.0	$278,987	100.0

Total collection	$156,872	72.4	$218,188	70.6	$153,867	74.3	$192,850	69.1
Transfer and disposal	59,703	27.6	90,891	29.4	53,305	25.7	86,137	30.9
Gross revenues	$216,575	100.0	$309,079	100.0	$207,172	100.0	$278,987	100.0

Note:
(*)Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period's presentation.

	Year ended December 31, 2011				Year ended December 31, 2010
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$(*)	Canada - percentage of gross revenue	U.S.(*)	U.S. - percentage of gross revenue

Commercial	$297,121	34.8	$334,090	27.0	$278,763	34.5	$297,753	27.1
Industrial	141,329	16.6	184,857	15.0	140,313	17.4	157,470	14.3
Residential	135,722	15.9	255,256	20.7	133,586	16.6	228,111	20.7
Transfer and disposal	224,073	26.3	381,972	30.9	204,934	25.4	350,367	31.9
Recycling and other	54,359	6.4	78,771	6.4	48,865	6.1	65,919	6.0
Gross revenues	$852,604	100.0	$1,234,946	100.0	$806,461	100.0	$1,099,620	100.0

Total collection	$628,531	73.7	$852,974	69.1	$601,527	74.6	$749,253	68.1
Transfer and disposal	224,073	26.3	381,972	30.9	204,934	25.4	350,367	31.9
Gross revenues	$852,604	100.0	$1,234,946	100.0	$806,461	100.0	$1,099,620	100.0

Note:
(*)Prior year amounts have been adjusted for divestitures and have been adjusted to conform to the current year's presentation.

Progressive Waste Solutions Ltd. – December 31, 2011

Gross revenue by service type
(prepared on a reportable basis)
The following tables present gross revenues by service offering prepared on a reportable basis.  Accordingly, gross revenues derived from assets that were divested of are included in the prior period results until the date of divestiture.  In addition, WSI’s results for the period January 1, 2010 to June 30, 2010 are excluded from gross revenues presented for the year ended December 31, 2010.

	Three months ended December 31, 2011				Three months ended December 31, 2010
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue

Commercial	$73,967	34.1	$85,111	27.5	$71,347	34.3	$76,090	27.3
Industrial	34,641	16.0	45,606	14.8	34,063	16.3	39,168	14.0
Residential	34,615	16.0	66,745	21.6	32,847	15.7	60,322	21.6
Transfer and disposal	59,703	27.6	90,891	29.4	58,477	28.0	89,765	32.2
Recycling and other	13,649	6.3	20,726	6.7	11,870	5.7	13,642	4.9
Gross revenues	$216,575	100.0	$309,079	100.0	$208,604	100.0	$278,987	100.0

Total collection	$156,872	72.4	$218,188	70.6	$150,127	72.0	$189,222	67.8
Transfer and disposal	59,703	27.6	90,891	29.4	58,477	28.0	89,765	32.2
Gross revenues	$216,575	100.0	$309,079	100.0	$208,604	100.0	$278,987	100.0

	Year ended December 31, 2011				Year ended December 31, 2010
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue

Commercial	$297,121	34.8	$334,090	27.0	$242,425	35.3	$249,038	25.7
Industrial	141,329	16.6	184,857	15.0	115,724	16.8	132,987	13.7
Residential	135,722	15.9	255,256	20.7	103,578	15.0	208,129	21.5
Transfer and disposal	224,073	26.3	381,972	30.9	187,939	27.3	326,109	33.7
Recycling and other	54,359	6.4	78,771	6.4	38,647	5.6	51,897	5.4
Gross revenues	$852,604	100.0	$1,234,946	100.0	$688,313	100.0	$968,160	100.0

Total collection	$628,531	73.7	$852,974	69.1	$500,374	72.7	$642,051	66.3
Transfer and disposal	224,073	26.3	381,972	30.9	187,939	27.3	326,109	33.7
Gross revenues	$852,604	100.0	$1,234,946	100.0	$688,313	100.0	$968,160	100.0

Progressive Waste Solutions Ltd. – December 31, 2011

Gross revenue growth or decline components – expressed in percentages and excluding FX
(prepared on a comparable basis – 2011 only)
The table below has been prepared on a comparable basis.  However, component percentages presented for the year ended December 31, 2010 have not been prepared on a comparable basis and accordingly only include WSI’s results from July 2, 2010.

	Three months ended		Three months ended
	December 31, 2011		December 31, 2010
	Canada	U.S.	Canada(*)	U.S.(*)

Price
Price	1.9	0.3	3.1	2.0
Fuel surcharges	0.8	1.0	0.9	0.5
Total price growth	2.7	1.3	4.0	2.5

Volume	1.5	-	2.3	1.3
Total gross organic revenue growth	4.2	1.3	6.3	3.8

Acquisitions	0.3	9.5	2.7	5.8
Total gross revenue growth	4.5	10.8	9.0	9.6

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.

	Year ended		Year ended
	December 31, 2011		December 31, 2010
	Canada	U.S.	Canada(*)	U.S.(*)

Price
Price	2.7	1.2	3.7	3.7
Fuel surcharges	1.1	1.1	0.7	0.4
Total price growth	3.8	2.3	4.4	4.1

Volume	1.2	0.2	4.3	1.1
Total gross organic revenue growth	5.0	2.5	8.7	5.2

Acquisitions	0.7	9.8	3.8	5.6
Total gross revenue growth	5.7	12.3	12.5	10.8

Note:
(*)Prior year amounts have been adjusted to conform to the current year's presentation.

Three months ended
On a “comparable basis”, our Canadian segment delivered price growth in every service line, excluding recycling.  A drop in recycled fiber pricing was the primary reason for the decline in comparative gross revenue growth for the recycling service line.  Canadian segment gross revenues also benefited from volume gains as well.  On a comparative basis, higher landfill and commercial volumes were the largest contributors to comparative gross revenue growth.  Lower industrial volumes partially offset gross revenue improvements derived from volume growth in all other service lines.  The decline in industrial volumes is due principally to softer economic conditions in certain markets.  Acquisitions had a modest impact on quarterly gross revenue growth, and the higher cost of diesel fuel was passed through resulting in higher comparative fuel surcharges.

Acquisitions were the primary contributors to gross revenue growth in our U.S. south segment.  However, pricing was also up over the comparative period, which we enjoyed across all service lines.  Gross revenues didn’t benefit from significant volume improvements on a comparative basis, which were basically flat period to period.  Landfill volumes in our Florida businesses were lower on a comparative basis due to lower contaminated soil volumes and softness in industrial activity in the Gulf coast.  These declines were fully offset by higher recycling volumes recognized on a comparative basis.  The pass through of higher diesel fuel costs also contributed to the increase in gross revenues.

Gross revenues in our U.S. northeast segment were unchanged comparatively.  Acquisitions contributed an additional approximately $3,100 to gross revenues in the fourth quarter of 2011 compared to the same period last year, but declines in pricing eroded all contributions from acquisitions.  Declines in recycled fibers pricing was the primary contributor to the decline in period over period pricing performance, but lower pricing was felt across most service lines due to soft economic conditions in this region

Progressive Waste Solutions Ltd. – December 31, 2011

coupled with continued competitive pressures.  The pass through of fuel surcharges was only up slightly on a comparative basis due to stagnant business growth and competitive pressures, and the increase in fuel surcharges was insufficient to cover the rising cost of diesel fuel.

Year ended
On a comparable basis, gross revenues in Canada grew approximately C$45,900.  Growth was due in large part to pricing strength we enjoyed across all service lines.  With the exception of our industrial service line, all service lines in Canada posted comparative revenue growth from volume improvements.  The decline in industrial volumes is principally a reflection of softer economic conditions in certain markets.  Acquisitions and rising diesel fuel prices, which contributed to the increase in comparable fuel surcharges recorded to revenues, also contributed to gross revenue growth year over year.

On a comparable basis, U.S. south segment gross revenues increased approximately $120,300.  Acquisitions were a large component of this segment’s gross revenue growth, contributing approximately $90,800 to the increase.  We also realized stronger pricing across all service lines and with the exception of a residential contract loss, we also enjoyed comparative volume growth in all service lines as well.  Higher diesel fuel prices passed through to our customers in the form of fuel surcharges also contributed to gross revenue growth.

Gross revenues increased approximately $15,000 in our U.S. northeast segment and approximately $17,600 is attributable to acquisitions.  Year over year, total overall pricing and volumes declined in this segment.  Higher landfill and recycling pricing and volumes increased on a comparative basis.  Economic softness in this segment, heightened competition and the closure of a recycling collection facility for the better part of the current year, are the primary reasons for this segment’s softer performance across all other service lines.  Higher fuel surcharges contributed to the growth in gross revenues year over year, but the pass through of fuel surcharges has been insufficient to cover the rise in diesel fuel costs.

Operating expenses
Three months ended
Excluding the impact of FX, which reduced comparative operating expenses presented on a reportable basis, approximately ($1,100), operating expenses increased quarter over quarter.  Total disposal, labour and vehicle operating and maintenance expenses were the primary contributors to the increase, approximately $3,600, $4,800 and $7,800, respectively.  The increase in each of these costs is due in large part to acquisitions completed in the year, coupled with an overall increase in waste volumes collected in our base business.  At 59.8%, fourth quarter operating expenses as a percentage of reportable revenues is higher than the 59.4% achieved in the comparative period.  As a percentage of reportable revenues, higher proportionate vehicle operating costs was the primary drag on comparative margins which is attributable to the composition of business we acquired in the year coupled with higher diesel fuel costs.

As a percentage of reportable revenues, operating expenses in Canada were 54.8% for the quarter compared to 56.5% for the same period a year ago.  The current quarter decline is the direct result of operating efficiencies realized from our integration of WSI’s assets and operations that we acquired in July 2010.  “Tuck-in” acquisitions partially offset the benefit of these operating efficiency gains as did higher fuel costs.  Removing fuel surcharges from reportable revenues for both the current and comparative quarter, and a like amount from operating expenses, results in a comparative operating margin improvement of 50 basis points.

As a percentage of reportable revenues, operating expenses in our U.S. south segment were 60.9% for the quarter versus 60.9% in the comparative period.  The mix of revenues acquired by way of “tuck-in” acquisition and the rising price of diesel fuel have had both a positive and negative impact on current period operating costs relative to revenues.  As outlined above in the Canadian segment discussion, removing the impact of fuel surcharges from reportable revenues, and a like amount from operating expenses, for both the current and comparative periods, results in a comparative operating margin improvement of 40 basis points.

On a comparative basis, the U.S. northeast region experienced an increase in its cost of operations relative to reportable revenues.  The increase in operating costs is due to higher transportation costs to transport waste to our Seneca Meadows landfill and to third party sites, which is due in large part to the rising cost of fuel.  Higher labour and vehicle operating cost are due to “tuck-in” acquisitions which introduced more collection operations in this segment.  Vehicle operating costs have also increased as a result of increasing diesel fuel prices.  Removing the impact of fuel surcharges from revenues and operating expenses for the current and comparative quarters, results in a comparative operating margin decline of 80 basis points.

Progressive Waste Solutions Ltd. – December 31, 2011

Year ended
We attribute approximately $213,000 of the year over year increase to our acquisition of WSI.  The WSI acquisition naturally resulted in higher disposal, labour, vehicle operating and insurance costs.  “Tuck-in” acquisitions, FX, higher fuel costs and organic growth also contributed to the increase in operating costs on a comparative basis.  Higher commodity rebates resulting from higher comparative commodity pricing, which were most pronounced in our U.S. northeast and Canadian businesses, also contributed to the increase year-to-year.

As a percentage of reportable revenues, operating expenses in Canada were 54.8% for the year, compared to 54.3% last year.  The mix of revenues we acquired on our acquisition of WSI, together with higher fuel costs and ‘tuck-in” acquisitions are the primary reasons for the increase in comparative costs.  Operating efficiency gains and synergies realized in the current year partially offset these increases.  Removing fuel surcharges from reportable revenues for both the current and comparative year, and a like amount from operating expenses, improves our current year operating margin by 50 basis points.

As a percentage of reportable revenues, operating expenses in our U.S. south segment were 60.8% for the year, compared to 61.1% last year.  The margin improvement is due to the mix of revenues we acquired on our acquisition of WSI coupled with other “tuck-in” acquisitions.  Higher fuel prices partially offset the margin improvement from acquisitions.  As outlined above in the Canadian segment discussion, removing the impact of fuel surcharges from reportable revenues, and a like amount from operating expenses, for both the current and comparative years, improves our current year operating margin by 60 basis points.

On a comparative basis, the U.S. northeast region experienced an increase in its cost of operations relative to reportable revenues.  The increase in operating costs is due to higher transportation costs to transport waste to our Seneca Meadows landfill and to third party sites, which is due in large part to the rising cost of fuel, coupled with an increase in leachate treatment costs.  The increase in disposal costs is also due to “tuck-in” acquisitions which introduced more collection operations in this segment.  Vehicle operating costs have also increased as a result of both increasing fuel prices and the mix of service offering due to “tuck-in” acquisitions.  Removing the impact of fuel surcharges from revenues and operating expenses for both the current and prior year periods results in a 20 basis point decline in comparative operating margins.

SG&A expenses
Three months ended
We incurred a non-recurring one-time charge for the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement totaling approximately $9,900.  This charge was partially offset by our recognition of an approximately ($2,700) recovery due to fair value movements in stock options in the current quarter, compared to an approximately $2,200 expense in the same period last year.  We also recognized additional synergies from our acquisition of WSI quarter over quarter and incurred less transaction and related costs due to the timing and size of acquisitions completed on a comparative basis.  However, these savings were largely offset by additional SG&A expenses from “tuck-in” acquisitions and higher professional fees.  Higher professional fees were incurred in the current quarter for certain legal matters, including our defense of an anti-trust lawsuit.  In the same period last year, we recovered various professional fees incurred in defense of this same matter, and the recovery of amounts we recognized in the fourth quarter of 2010 did not repeat in 2011.

As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, is 11.0% for the quarter compared to 11.9% in the same period last year.  This represents a 90 basis improvement and is due in large part to rationalizing personnel and operating locations since our acquisition of WSI and lower comparative performance compensation due to the Company’s soft operating performance in 2011.

Year ended
On a year over year basis, higher SG&A expense is due to the acquisition of WSI, “tuck-in” acquisitions, FX, organic growth and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement, partially offset by recoveries recognized on fair value movements in stock options and lower transaction and related costs.  Excluding the impact of lower transaction and related costs, fair value movements in stock options, restricted share expense and costs incurred for the non-renewal of an executive agreement, adjusted SG&A increased approximately $37,500 year over year.  This increase is the result of FX, approximately $3,500, coupled with higher salary, facility, office, and professional fees, which combined accounts for approximately $32,200 of the increase.

As a percentage of reportable revenues, adjusted SG&A expense is 11.5% versus 12.3% last year.  This change represents an 80 basis improvement over the prior year.  We attribute the bulk of the improvement to our rationalization of personnel and operating locations since our acquisition of WSI.

Progressive Waste Solutions Ltd. – December 31, 2011

Corporate SG&A includes certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales and other administrative costs.  Corporate SG&A also includes transaction and related costs, fair value changes to stock options, restricted share expenses and costs incurred for the non-renewal of an executive agreement.  The increase year-to-year is due in large part to a non-recurring one-time payment made to the Company’s former Vice Chairman and Chief Executive Officer, coupled with higher professional fees and higher corporate salary, facility and office costs, which are due in large part to our acquisition of WSI.  On a comparative basis, transaction and related costs declined.  In the prior year, acquisition and related costs were incurred principally for our acquisition of WSI.  Since we did not complete an acquisition of this size in the current year, acquisition and related costs declined accordingly.  The increase in corporate SG&A expense year over year was partially offset by fair value movements in stock options due to a combination of movements in the Company’s share price coupled with a decline in the Company’s share price volatility.  Share price volatility is an input variable used in the determination of fair value applying the Black-Scholes-Merton option pricing model.

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide similar disclosures presented by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended December 31			Year ended December 31
	2011	2010	Change	2011	2010	Change

Cash generated from operating activities	$115,217	$120,667	$(5,450)	$395,706	$293,861	$101,845

Operating and investing
Stock option (recovery) expense	(2,685)	2,166	(4,851)	(6,808)	8,336	(15,144)
Acquisition and related costs	141	2,389	(2,248)	1,880	8,563	(6,683)
Non-renewal of executive agreement	9,928	-	9,928	9,928	-	9,928
Restructuring expenses	411	1,388	(977)	1,609	5,180	(3,571)
Other expenses	45	2,566	(2,521)	872	3,210	(2,338)
Write-off of landfill development assets	-	(290)	290	-	(290)	290
Changes in non-cash working capital items	(10,186)	(29,155)	18,969	28,664	14,612	14,052
Capital and landfill asset purchases	(54,321)	(58,030)	3,709	(171,013)	(142,641)	(28,372)
Proceeds from the sale of capital assets	721	329	392	5,925	3,001	2,924

Financing
Interest on long-term debt - high yield defeasance interest	-	-	-	-	1,663	(1,663)
Write-off of landfill development assets	-	290	(290)	-	-	-
Purchase of restricted shares	-	-	-	(4,226)	(1,241)	(2,985)
Net realized foreign exchange loss (gain)	10	33	(23)	(73)	47	(120)
Free cash flow(B)	$59,281	$42,353	$16,928	$262,464	$194,301	$68,163

Progressive Waste Solutions Ltd. – December 31, 2011

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	Three months ended December 31			Year ended December 31
	2011	2010	Change	2011	2010	Change

Adjusted EBITDA(A)	$133,861	$123,566	$10,295	$534,536	$415,803	$118,733

Purchase of restricted shares	-	-	-	(4,226)	(1,241)	(2,985)
Capital and landfill asset purchases	(54,321)	(58,030)	3,709	(171,013)	(142,641)	(28,372)
Proceeds from the sale of capital assets	721	329	392	5,925	3,001	2,924
Landfill closure and post-closure expenditures	(1,183)	(2,588)	1,405	(4,345)	(5,749)	1,404
Landfill closure and post-closure cost accretion expense	1,255	1,035	220	5,071	3,827	1,244
Interest on long-term debt	(13,723)	(14,822)	1,099	(62,086)	(48,786)	(13,300)
Interest on long-term debt - high yield defeasance interest	-	-	-	-	1,663	(1,663)
Non-cash interest expense	1,680	1,262	418	6,035	4,672	1,363
Current income tax expense	(9,009)	(8,399)	(610)	(47,433)	(36,248)	(11,185)
Free cash flow(B)	$59,281	$42,353	$16,928	$262,464	$194,301	$68,163

Three months ended
The increase in free cash flow(B) quarter over quarter is the result of organic and acquisition growth, which fueled the increase in adjusted EBITDA(A) on a comparative basis.  Lower capital and landfill purchases, are due in part to higher prior year spending for replacement land and building expenditures resulting from the integration of certain operating locations in Canada, coupled with higher comparative vehicle spending in the prior year due to the replacement of various WSI acquired equipment.  Landfill closure and post-closure expenditures also declined on a comparative basis.  The lumpy nature of these expenditures is the primary reason for the decline.  Finally, the decline in interest on long-term debt was also a contributor to the increase in free cash flow(B) on a comparative basis.  Pricing amendments to our credit facilities completed half way through 2011 was the primary reason for the decline in interest expense, partially offset by slightly higher debt levels.

Year ended
For the year, free cash flow(B) increased comparatively, with approximately $5,100 attributable to FX.  The acquisition of WSI was the single largest contributor to our free cash flow(B) and adjusted EBITDA(A) growth year over year.  However, improvements to free cash flow(B) and adjusted EBITDA(A) were also realized from both organic growth and “tuck-in” acquisitions.  Capital and landfill asset purchases grew for largely the same reasons as adjusted EBITDA(A) did.  As a percentage of adjusted EBITDA(A), capital and landfill asset purchases were proportionately lower in the current year when compared to the prior.  Land, building and vehicle replacements incurred in connection with our integration of WSI in the prior year are the primary reasons for the higher proportionate spending in the prior year.  Higher debt levels, due primarily to our acquisition of WSI, “tuck-in” acquisitions and share repurchases, are the primary reasons for the increase in interest on long-term debt.  Cash taxes also increased comparatively.  Once again, the acquisition of WSI, “tuck-in” acquisitions, organic growth, net of divestitures, is the root cause of the rise in cash taxes in Canada.

Progressive Waste Solutions Ltd. – December 31, 2011

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended December 31			Year ended December 31
	2011	2010	Change	2011	2010	Change

Replacement	$38,741	$43,419	$(4,678)	$126,808	$100,578	$26,230
Growth	15,580	14,611	969	44,205	42,063	2,142
Total	$54,321	$58,030	$(3,709)	$171,013	$142,641	$28,372

Capital and landfill purchases - replacement
Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three months ended
Replacement expenditures declined on a comparative basis for the three months ended December 31st.  Replacement expenditures in our Canadian segment declined approximately ($8,700) between the fourth quarter of 2011 and 2010.  The period to period decline is principally attributable to replacement land and building expenditures resulting from the integration of certain BFI and WSI locations, coupled with higher comparative vehicle spending due to the timing of spend and replacement of ageing WSI acquired equipment incurred in the fourth quarter of 2010.  These expenditures were not repeated in 2011.  The balance of the change is the result of higher replacement spending in our U.S. business.  Landfill cell construction accounts for approximately $3,800 of the quarter over quarter increase which is due to the timing of spend.  Capital expenditures in our U.S. business represent the balance of the increase due to the maintenance of a larger base of assets.

Year ended
For the year, replacement expenditures in Canada and the U.S. increased.  The increase in Canada is approximately $11,200 and approximately $3,700 of the increase is the result of higher landfill cell construction.  The increase in cell construction is due largely to an increase in spending incurred at landfills we acquired in connection with our acquisition of WSI.  The timing of spend has also contributed to the overall increase in landfill construction spending in Canada.  Naturally replacement capital expenditures increased in Canada as a result of maintaining a larger collection of assets which is principally due to our acquisition of WSI.  This increase was partially offset by a reduction in comparative spending in the fourth quarter this year compared to last year.  Higher fourth quarter spending was incurred in the prior year to integrate our locations with those acquired from WSI and to refresh WSI’s ageing vehicle fleet.  Replacement expenditures in our U.S. business increased for many of the same reasons outlined above for our Canadian business.  The acquisition of WSI was the primary reason for the increase in both replacement capital and landfill spending in the U.S., coupled with a larger base of assets that also increased due to acquisitions completed in the current year.

Capital and landfill purchases - growth
Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three months ended
Growth expenditures were up quarter over quarter and the increase is due principally to higher spending in our U.S. business.  Growth expenditures in the U.S. were up comparatively, approximately $5,700.   The increase in U.S. growth expenditures is due to a contract win in the fourth quarter of 2011 for our U.S. south operations. U.S. growth expenditures were partially offset by a decline in Canadian segment spending.  The timing of land and building purchases undertaken in the fourth quarter of 2010 were not repeated in the current year and this is the primary cause of the Canadian segment decline.

Year ended
Growth expenditures were up year over year and the increase is due principally to higher growth spending in our U.S. business which increased approximately $8,000.   The increase is due in part to growth capital attributable to WSI’s operations which we acquired at the midpoint of 2010.  In addition, the purchase of a previously leased facility we acquired by way of an acquisition completed in the U.S. south this year, also contributed to the rise in growth expenditures.  Finally, a contract win in the fourth quarter of 2011 in our U.S. south operations also contributed to the increase in growth expenditures year-to-year.  The increase in

Progressive Waste Solutions Ltd. – December 31, 2011

U.S. growth expenditures were partially offset by a decline in Canadian segment spending.  The timing of land and building purchases undertaken in the fourth quarter of 2010 were not repeated in the current year and this is the primary cause of the Canadian segment decline.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Long-term debt
Summarized details of our long-term debt facilities at December 31, 2011 are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Canadian long-term debt facilities - stated in C$
Senior secured debenture, series B	$58,000	$58,000	$-	$-
Revolving credit facility	$525,000	$349,000	$55,481	$120,519

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$1,122,500	$800,500	$143,655	$178,345
Variable rate demand solid waste disposal revenue bonds ("IRBs")(*)	$194,000	$109,000	$-	$85,000
Other	$3,396	$3,396	$-	$-

Note:
(*)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility. However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. facilities)
At December 31, 2011, funded long-term debt to EBITDA is as follows:

	December 31, 2011		December 31, 2010
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.81	3.21	1.91	3.20
Funded debt to EBITDA maximum(*)	3.00	4.00	3.00	4.00

Note:
(*)Our U.S. long-term debt facility precludes IESI Corporation from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Canadian facility
On December 31, 2011, advances under our Canadian facility were C$349,000 and total letters of credit amounted to approximately C$55,500.  Available capacity at December 31, 2011, excluding the accordion, was approximately C$120,500 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.81 times.

We increased Canadian facility advances since December 31, 2010 by C$24,000.  Share repurchases of approximately $55,800 made in the year, compared to $nil in the prior year, is the primary reason for the increase.  This amount was partially offset by excess free cash flow(B) generated by our Canadian operations.

Effective July 15, 2011, we amended pricing on our Canadian facility.  Pricing on advances drawn under the facility declined by 62.5 basis points.  Pricing ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while pricing for non-financial letters of credit decreased between 41.3 and 41.7 basis points.  All other significant terms remain unchanged.

U.S. facility
On December 31, 2011, advances under our U.S. facility were $800,500 and total letters of credit amounted to approximately $143,700.  Available capacity under the facility at December 31, 2011, excluding the accordion, was approximately $178,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.21 times.

Progressive Waste Solutions Ltd. – December 31, 2011

The increase in U.S. facility advances since December 31, 2010 totals $39,500 and is due in part to the purchase of 1,000 shares in the secondary public offering at a cost of $23,500.  We also completed “tuck-in” acquisitions in the current year for total cash consideration of approximately $136,300.  These amounts were partially offset by debt repayments from excess free cash flow(B) generated by our U.S. operations.

Effective July 7, 2011, we entered into a Second Amended and Restated Senior Secured Revolving Credit Facility (the “amended U.S. facility”).  By entering into the amended U.S. facility the total commitment increased to $1,377,500, from $1,250,000.  Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has an “accordion feature” equal to $255,000.  Financial covenants remained principally unchanged.  However, the amended U.S. facility permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the parent company, Progressive Waste Solutions Ltd., borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times will increase to 4.4 times should IESI receive monies from parent company borrowings.  The amended U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under the 40% hedging requirement.  This test is performed quarterly.

Pricing declined on advances drawn under the facility by 75 basis points.  Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels.  Standby fees declined by 12.5 basis points and range from 25 to 50 basis points.  All other significant terms remain unchanged.

Long-term debt to pro forma adjusted EBITDA(A)
Our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.47 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

	2011			2010
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$1.0290	$1.0142	$1.0142	$0.9846	$0.9607	$0.9607
June 30	$1.0370	$1.0334	$1.0237	$0.9429	$0.9731	$0.9669
September 30	$0.9626	$1.0202	$1.0225	$0.9711	$0.9624	$0.9654
December 31	$0.9833	$0.9774	$1.0109	$1.0054	$0.9873	$0.9708

Progressive Waste Solutions Ltd. – December 31, 2011

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the impact of FX on selected results for the three months and year ended December 31, 2011.

			Three months ended
	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2011	December 31, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$429,879	$29,263	$459,142	$(1,930)	$457,212
Operating expenses	255,261	19,087	274,348	(1,065)	273,283
Selling, general and administration	56,186	1,965	58,151	27	58,178
Restructuring expenses	1,388	(957)	431	(20)	411
Goodwill impairment	-	360,557	360,557	-	360,557
Amortization	62,263	(3,662)	58,601	(229)	58,372
Net gain on sale of capital assets	(33)	(516)	(549)	8	(541)
Operating income (loss)	54,814	(347,211)	(292,397)	(651)	(293,048)
Interest on long-term debt	14,822	(1,023)	13,799	(76)	13,723
Net foreign exchange loss	33	(22)	11	(1)	10
Net gain on financial instruments	(2,245)	1,133	(1,112)	11	(1,101)
Other expense	2,566	(2,509)	57	(12)	45
Income (loss) before net income tax
expense (recovery) and net loss from
equity accounted investee	39,638	(344,790)	(305,152)	(573)	(305,725)
Net income tax expense (recovery)	17,953	(27,400)	(9,447)	(128)	(9,575)
Net loss from equity accounted investee	2	35	37	1	38
Net income (loss)	$21,683	$(317,425)	$(295,742)	$(446)	$(296,188)

Adjusted EBITDA(A)(*)	$123,566	$10,879	$134,445	$(584)	$133,861
Adjusted operating income(A)(*)	$61,336	$15,057	$76,393	$(363)	$76,030
Adjusted net income(A)(*)	$27,245	$10,991	$38,236	$(241)	$37,995
Free cash flow(B)(**)	$42,353	$16,979	$59,332	$(51)	$59,281

Note:
(*)Prior period amounts have been adjusted to conform to the current period's presentation.
(**)Please refer to the free cash flow section for further details.

Progressive Waste Solutions Ltd. – December 31, 2011

				Year ended
	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2011	December 31, 2011

	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$1,429,765	$380,285	$1,810,050	$30,046	$1,840,096
Operating expenses	839,973	237,615	1,077,588	16,479	1,094,067
Selling, general and administration	192,865	22,139	215,004	3,596	218,600
Restructuring expenses	5,180	(3,618)	1,562	47	1,609
Goodwill impairment	-	360,557	360,557	-	360,557
Amortization	207,666	45,335	253,001	4,065	257,066
Net gain on sale of capital assets	(414)	(2,972)	(3,386)	(26)	(3,412)
Operating income (loss)	184,495	(278,771)	(94,276)	5,885	(88,391)
Interest on long-term debt	48,786	12,521	61,307	779	62,086
Net foreign exchange loss (gain)	47	(120)	(73)	-	(73)
Net gain on financial instruments	(5,493)	514	(4,979)	(5)	(4,984)
Other expense	3,210	(2,372)	838	34	872
Income (loss) before net income tax expense andnet loss from equity accounted investee	137,945	(289,314)	(151,369)	5,077	(146,292)
Net income tax expense	55,658	(7,345)	48,313	1,435	49,748
Net loss from equity accounted investee	118	(26)	92	4	96
Net income (loss)	$82,169	$(281,943)	$(199,774)	$3,638	$(196,136)

Adjusted EBITDA(A)(*)	$415,803	$108,620	$524,423	$10,113	$534,536
Adjusted operating income(A)(*)	$208,551	$66,258	$274,809	$6,073	$280,882
Adjusted net income(A)(*)	$102,435	$28,836	$131,271	$3,732	$135,003
Free cash flow(B)(**)	$194,301	$63,021	$257,322	$5,142	$262,464

Note:
(*)Prior year amounts have been adjusted to conform to the current year's presentation.
(**)Please refer to the free cash flow section for further details.

Progressive Waste Solutions Ltd. – December 31, 2011

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented below.

Progressive Waste Solutions Ltd. – December 31, 2011

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010

Operating (loss) income	$(293,048)	$54,814	$(88,391)	$184,495
Transaction and related costs - SG&A	141	2,389	1,880	8,563
Fair value movements in stock options - SG&A	(2,685)	2,166	(6,808)	8,336
Restricted share expense - SG&A	726	579	2,107	1,977
Non-renewal of executive agreement - SG&A	9,928	-	9,928	-
Restructuring expenses and goodwill impairment	360,968	1,388	362,166	5,180
Adjusted operating income	76,030	61,336	280,882	208,551
Net gain on sale of capital assets	(541)	(33)	(3,412)	(414)
Amortization	58,372	62,263	257,066	207,666
Adjusted EBITDA	$133,861	$123,566	$534,536	$415,803

Net (loss) income	$(296,188)	$21,683	$(196,136)	$82,169
Transaction and related costs - SG&A	141	2,389	1,880	8,563
Fair value movements in stock options - SG&A	(2,685)	2,166	(6,808)	8,336
Restricted share expense - SG&A	726	579	2,107	1,977
Non-renewal of executive agreement - SG&A	9,928	-	9,928	-
Restructuring expenses and goodwill impairment	360,968	1,388	362,166	5,180
Interest on long-term debt (high yield defeasance)	-	-	-	2,409
Net gain on financial instruments	(1,101)	(2,245)	(4,984)	(5,493)
Other expenses	45	2,566	872	3,210
Net income tax expense or (recovery)	(33,839)	(1,281)	(34,022)	(3,916)
Adjusted net income	$37,995	$27,245	$135,003	$102,435

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

About Progressive Waste Solutions Ltd.
As North America’s third largest full-service waste management company, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Wednesday, February 29, 2012, at 8:30 a.m. (ET) to discuss results for the three months and year ended December 31, 2011.  Participants may listen to the call by dialing 1-888-300-0053, conference ID 42011855, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A slide presentation to accompany the conference call will be available at www.progressivewaste.com.

A replay will be available after the call until Wednesday, March 14, 2012, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 42011855.  International or local callers can access the replay by dialing 404-537-3406.  The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – December 31, 2011

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Consolidated Balance Sheets (“Balance Sheet”)
December 31, 2011 (unaudited) and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)
	December 31,	December 31,
	2011	2010
ASSETS
CURRENT
Cash and cash equivalents	$14,143	$13,406
Accounts receivable	212,099	207,098
Other receivables	414	472
Prepaid expenses	31,484	27,254
Restricted cash	452	434
Other assets	1,972	1,928
	260,564	250,592

OTHER RECEIVABLES	376	806
FUNDED LANDFILL POST-CLOSURE COSTS	9,200	8,949
INTANGIBLES	257,731	272,082
GOODWILL	774,409	1,081,868
LANDFILL DEVELOPMENT ASSETS	15,869	12,174
DEFERRED FINANCING COSTS	19,983	21,157
CAPITAL ASSETS	776,058	758,287
LANDFILL ASSETS	958,792	975,691
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,973	4,117
OTHER ASSETS	649	4,764
	$3,077,604	$3,390,487

LIABILITIES
CURRENT
Accounts payable	$115,292	$100,181
Accrued charges	124,496	136,629
Dividends payable	14,540	15,296
Income taxes payable	10,693	14,425
Deferred revenues	17,645	20,378
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs	9,468	8,229
Other liabilities	3,484	6,091
	297,118	302,729

LONG-TERM DEBT	1,311,593	1,258,159
LANDFILL CLOSURE AND POST-CLOSURE COSTS	92,034	90,010
OTHER LIABILITIES	7,484	7,329
DEFERRED INCOME TAXES	76,234	85,665
	1,784,463	1,743,892

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 118,040,683 (December 31, 2010 - 121,429,737))	1,824,231	1,878,286
Restricted shares (issued and outstanding - 252,150 (December 31, 2010 - 277,150))	(5,353)	(5,169)
Additional paid in capital	2,789	7,092
Accumulated deficit	(466,775)	(188,972)
Accumulated other comprehensive loss	(61,751)	(44,642)
Total shareholders' equity	1,293,141	1,646,595
	$3,077,604	$3,390,487

Progressive Waste Solutions Ltd. – December 31, 2011

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)
For the three months (unaudited) and years ended December 31, 2011 (unaudited) and 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income per share amounts)
	Three months ended		Year ended
	2011	2010	2011	2010

REVENUES	$457,212	$429,879	$1,840,096	$1,429,765
EXPENSES
OPERATING	273,283	255,261	1,094,067	839,973
SELLING, GENERAL AND ADMINISTRATION	58,178	56,186	218,600	192,865
RESTRUCTURING	411	1,388	1,609	5,180
GOODWILL IMPAIRMENT	360,557	-	360,557	-
AMORTIZATION	58,372	62,263	257,066	207,666
NET GAIN ON SALE OF CAPITAL ASSETS	(541)	(33)	(3,412)	(414)
OPERATING (LOSS) INCOME	(293,048)	54,814	(88,391)	184,495
INTEREST ON LONG-TERM DEBT	13,723	14,822	62,086	48,786
NET FOREIGN EXCHANGE LOSS (GAIN)	10	33	(73)	47
NET GAIN ON FINANCIAL INSTRUMENTS	(1,101)	(2,245)	(4,984)	(5,493)
OTHER EXPENSES	45	2,566	872	3,210
(LOSS) INCOME BEFORE INCOME TAX EXPENSE (RECOVERY) AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	(305,725)	39,638	(146,292)	137,945
INCOME TAX EXPENSE (RECOVERY)
Current	9,009	8,399	47,433	36,248
Deferred	(18,584)	9,554	2,315	19,410
	(9,575)	17,953	49,748	55,658
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	38	2	96	118
NET (LOSS) INCOME	(296,188)	21,683	(196,136)	82,169

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	13,320	23,907	(12,520)	37,012
Derivatives designated as cash flow hedges, net of
income tax ($294) and $3,117 (2010 - ($1,244) and ($1,217))	550	2,309	(5,790)	2,211
Settlement of derivatives designated as cash flow hedges,
net of income tax ($165) and ($646) (2010 - ($53) and $46)	306	99	1,201	(86)
COMPREHENSIVE (LOSS) INCOME	$(282,012)	$47,998	$(213,245)	$121,306

NET (LOSS) INCOME - CONTROLLING INTEREST	$(296,188)	$19,905	$(196,136)	$74,105
NET INCOME - NON-CONTROLLING INTEREST	$-	$1,778	$-	$8,064
COMPREHENSIVE (LOSS) INCOME - CONTROLLING INTEREST	$(282,012)	$44,063	$(213,245)	$110,173
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$-	$3,935	$-	$11,133

Net (loss) income per weighted average share, basic	$(2.48)	$0.18	$(1.63)	$0.77
Net (loss) income per weighted average share, diluted	$(2.48)	$0.18	$(1.63)	$0.76
Weighted average number of shares outstanding
(thousands), basic	119,554	110,752	120,683	96,451
Weighted average number of shares outstanding
(thousands), diluted	119,554	121,681	120,683	107,479

Progressive Waste Solutions Ltd. – December 31, 2011

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)
Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the three months (unaudited) and years ended December 31, 2011 (unaudited) and 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income per share amounts)
	Three months ended		Year ended
	2011	2010	2011	2010

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net (loss) income	$(296,188)	$21,683	$(196,136)	$82,169
Items not affecting cash
Restricted share expense	726	579	2,107	1,977
Write-off of landfill development assets	-	-	-	290
Accretion of landfill closure and post-closure costs	1,255	1,035	5,071	3,827
Goodwill impairment	360,557	-	360,557	-
Amortization of intangibles	12,582	10,239	49,559	34,673
Amortization of capital assets	33,343	30,540	131,088	100,559
Amortization of landfill assets	12,447	21,484	76,419	72,434
Interest on long-term debt (amortization of deferred financing costs)	1,680	1,262	6,035	4,672
Net gain on sale of capital assets	(541)	(33)	(3,412)	(414)
Net gain on financial instruments	(1,101)	(2,245)	(4,984)	(5,493)
Deferred income taxes	(18,584)	9,554	2,315	19,410
Net loss from equity accounted investee	38	2	96	118
Landfill closure and post-closure expenditures	(1,183)	(2,588)	(4,345)	(5,749)
Changes in non-cash working capital items	10,186	29,155	(28,664)	(14,612)
Cash generated from operating activities	115,217	120,667	395,706	293,861
INVESTING
Acquisitions	(351)	(176,032)	(139,857)	(301,084)
Restricted cash deposits	(6)	-	(18)	(52)
Proceeds from other receivables	118	124	474	554
Funded landfill post-closure costs	(71)	(84)	(381)	(285)
Purchase of capital assets	(35,315)	(38,576)	(112,348)	(97,647)
Purchase of landfill assets	(19,006)	(19,454)	(58,665)	(44,994)
Proceeds from the sale of capital assets	721	329	5,925	3,001
Proceeds from asset divestitures	-	11,664	-	23,753
Investment in landfill development assets	(1,717)	(1,262)	(6,428)	(2,929)
Cash utilized in investing activities	(55,627)	(223,291)	(311,298)	(419,683)
FINANCING
Payment of deferred financing costs	(5)	(311)	(4,811)	(16,226)
Proceeds from long-term debt	49,184	247,551	380,347	1,245,102
Repayment of long-term debt	(60,456)	(124,177)	(318,086)	(1,048,694)
Common shares issued, net of issue costs	-	(42)	-	(198)
Proceeds from the exercise of stock options	1,530	520	2,385	4,261
Repurchase of common shares	(40,270)	-	(79,326)	-
Purchase of restricted shares	-	-	(4,226)	(1,241)
Dividends paid to share and participating preferred share holders	(14,647)	(14,953)	(61,078)	(48,777)
Cash (utilized in) generated from financing activities	(64,664)	108,588	(84,795)	134,227
Effect of foreign currency translation on cash and cash equivalents	2,341	(12)	1,124	10
NET CASH (OUTFLOW) INFLOW	(2,733)	5,952	737	8,415
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	16,876	7,454	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF YEAR	$14,143	$13,406	$14,143	$13,406
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$14,142	$13,406	$14,142	$13,406
Cash equivalents	1	-	1	-
	$14,143	$13,406	$14,143	$13,406
Cash paid during the period or year for:
Income taxes	$8,911	$(2,239)	$49,509	$21,226
Interest	$12,694	$8,932	$59,289	$39,426

Progressive Waste Solutions Ltd. – December 31, 2011